Balance Sheet Tax Basis
12/31/2022

Assets

Cash	
Expert DOJO Cash Account	$50.88
BOA - Business Checking	$102,611.73
Property, Plant, And Equipment	$1,500.00
Other Loans/Receivables	
Loan Receivable	$25,000.00
Loan Receivable: Nvisnx	$10,000.00
Related Party Loans	
Loans To Partners/Owners	$2,697.95
Other Assets	
Fixed Assets	$1,500.00
Total	**$143,360.56**

Liabilities

Expert DOJO Inc. 's Brex Card Account	$0.00
Accounts Payable	$19,150.75
Other Bank Loans Nonrecourse	
Loan: Paycheck Protection Program	$43,863.76
Other Loans Nonrecourse	
Loan From Brian	$24,000.00
Total	**$87,014.51**

Equity

Common Stock	$400,000.00
Additional Paid In Capital	$157,500.00
Partner Capital	
Investor: Benjamin S Simon & Juulie A Simon	$50,000.00
Investor: Chris Lightbound	$120,000.00
Investor: Dinella Richard	$50,000.00
Investor: Fairmont Heritage Trust/Rec/Joshua	$25,000.00
Investor: Fairmont Heritage Trust/Rec/Nathan	$25,000.00
Investor: Fairmont Heritage Trust/Rec/Sophie	$25,000.00
Investor: Fairmont Rec Keith Fairmont	$50,000.00
Investor: Galina Kogan	$50,000.00
Investor: Isabelle	$100,000.00
Investor: Kenneth B Gootnick	$100,000.00
Investor: Mehlman Consulting And Inv	$50,000.00
Investor: Outsourced Licensee Network	$25,000.00
Investor: Rimma Mikhaylovna Ronis	$75,000.00
Investor: Samuel W Hunter Or Holly	$75,000.00

Investor: Steven Todd Brunell	$100,000.00
Investor: Wefunder	$1,015,075.01
Owner's Cash Distribution: Brian Macmahon	($15,718.19)
Retained Earnings, Accumulated Earnings, Funds	($28,500.00)
Retained Earnings	($1,647,402.56)
Current Earnings	($744,608.21)
Total	**$56,346.05**
Total Liabilities + Equity	**$143,360.56**